August 18, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Potnetwork Holdings, Inc.
Request to Withdraw Registration Statement on Form S-1 File No. 333-253239

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Potnetwork Holdings, Inc. (the ”Company”) hereby requests that, effective as of the date hereof or at the earliest practicable date hereafter, the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-253239), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on February 18, 2021 to register the sale of up to 200,000,000 shares of common stock (the “Shares”) by the Company. The Shares are being removed from registration because they are no longer being offered or sold pursuant to the Registration Statement. No securities were sold under the Registration Statement.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call our attorney, Jonathan Leinwand, at (954) 903-7856.

Sincerely, POTNETWORK HOLDINGS, INC.

By:	/s/ Lee Lefkowitz
Lee Lefkowitz
Chief Executive Officer